Liquid Media Signs Platform License Agreement with StratusCore

Vancouver, BC – October 18, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) is pleased to announce the signing of a licensing agreement with StratusCore Inc., a technology leader that is moving digital content production into the cloud.

“Our team is eager to expand the operations of StratusCore’s Virtual Studio™ platform into global media markets,” said Joshua Jackson, Chairman of Liquid Media. ”We believe we can facilitate efficiencies and drive more business in the $20 billion content-creation services industry as we continue to push the art of what is possible.”

Liquid intends to leverage proprietary StratusCore Virtual Studio technology to bring its facilities and other mature, cutting-edge, local production groups that it plans to acquire into a single, powerful Liquid entertainment network.

These “Liquid Everywhere™” branded facilities are expected to contribute to the Company’s plans to consolidate Vancouver’s fragmented film and entertainment market, where more than US$2.9 billion is already spent annually on film and television production services.

“By streamlining everything from ideation through distribution, we are positioning our Liquid Everywhere facilities to take Vancouver’s highly fragmented production process to a whole new level. Creative professionals will have the ability to access the same content-creation tools and storage from any of our facilities, or virtually,” added Jackson. “Through our premier production hub, our efficient, secure processes are expected to help meet the insatiable global demand for content, including virtual, augmented and mixed reality.”

Professionals working outside of a traditional “Liquid Everywhere” site – from soundstages to coffee shops – can leverage the Company’s technology to create and orchestrate content using rented applications, computers and storage running in the cloud. All that is needed is a laptop and modest broadband connection.

”StratusCore is excited to add our Virtual Studio services to the Liquid Everywhere facility initiative and program," said Denise Muyco, StratusCore CEO. "StratusCore and Liquid Media are passionately aligned in our commitment to provide content creators and developers affordable access to expensive creative tools and infrastructure through web browsers. More importantly, the Liquid Everywhere facilities Powered by StratusCore™ will directly deliver two of the industry’s most important requirements – easy collaboration between artists at remote sites; and physical venues for continuous learning on the latest creation tools. These are a must for today’s game developers and content creation artists.”

More details on the transaction can be found on www.sedar.com under Liquid Media Group’s fillings and under www.sec.gov.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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